UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sutro Biopharma, Inc.

File No. 333-227103 -- CF#36541

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Sutro Biopharma, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 29, 2018, as amended on September 17, 2018.

Based on representations by Sutro Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through July 31, 2028
Exhibit 10.12	through July 31, 2028
Exhibit 10.13	through July 31, 2028
Exhibit 10.15	through August 23, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary